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                          December 29, 2021

       Diane Carman, Esq.
       Senior Vice President and General Counsel
       WINDTREE THERAPEUTICS, INC.
       2600 Kelly Road, Suite 100
       Warrington, Pennsylvania 18976

                                                        Re: WINDTREE
THERAPEUTICS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2021
                                                            File No. 333-261878

       Dear Ms. Carman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rachael Bushey